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                            May 1, 2020

       Manny Bettencourt
       Chief Executive Officer
       Zoompass Holdings, Inc.
       2455 Cawthra Rd, Unit 75
       Mississauga, ON LSA3P1, CANADA

                                                        Re: Zoompass Holdings,
Inc.
                                                            Form 8-K
                                                            Filed April 21,
2020
                                                            File No. 000-55792

       Dear Mr. Bettencourt:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed April 21, 2020

       General

   1. Please revise your current report on Form 8-K to provide the information about
                                                        Blockgration Global
Corp. required by Item 2.01(f) of Form 8-K and the related financial information required by
Item 9.01 of Form 8-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Manny Bettencourt
Zoompass Holdings, Inc.
May 1, 2020
Page 2

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                         Sincerely,
FirstName LastNameManny Bettencourt
                                                         Division of
Corporation Finance
Comapany NameZoompass Holdings, Inc.
                                                         Office of Technology
May 1, 2020 Page 2
cc:       Scott Kline
FirstName LastName